Exhibit 99.3

Admission Ticket

AC Immune SA

IMPORTANT ANNUAL GENERAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose the voting method outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet must be received by 11:59 p.m., Eastern Time, on November 10, 2016.

Vote by Internet

• Go to www.investorvote.com/ACIU
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒
Annual General Meeting Proxy Card

‚ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE ‚

A Proposals

I. GENERAL INSTRUCTIONS For Against Abstain

A. In the event that at the Annual General Meeting, shareholders or the Board of Directors make additional or amended motions to the published agenda items and/or put forward new motions or in absence of any specific instruction, I/we instruct the independent proxy to vote as follows with respect to such motions: ☐ ☐ ☐

II. SPECIFIC INSTRUCTIONS For Against Abstain

1. Approval of the Annual Report, Annual Financial Statements and Consolidated Financial Statements of AC Immune SA for the year 2015 ☐ ☐ ☐

2. Appropriation of Gain ☐ ☐ ☐

3. Discharge of the Members of the Board of Directors and the Executive Board ☐ ☐ ☐

4. Compensation for the Members of the Board of Directors and the Executive Committee

	For	Against	Abstain
4.a Vote on Total Non-Performance-Related Compensation for Members of the Board of Directors from 15 November 2016 to 30 June 2017	☐	☐	☐
4.b Vote on Equity for Members of the Board of Directors	☐	☐	☐
4.c Vote on Total Non-Performance-Related Compensation for Members of the Executive Committee from 15 November 2016 to 30 June 2017	☐	☐	☐
4.d Vote on Total Variable Compensation for Members of the Executive Committee for the current year 2016	☐	☐	☐
4.e Vote on Equity for Members of the Executive Committee	☐	☐	☐

	For	Against	Abstain
5. 2016 Stock Option and Incentive Plan	☐	☐	☐

+

6. Election of the Members of the Board

	For	Against	Abstain
6.a Re-Election of Martin Velasco as member and Chairman of the Board of Directors	☐	☐	☐
6.b Re-Election of Peter Bollmann	☐	☐	☐
6.c Re-Election of Friedrich von Bohlen	☐	☐	☐
6.d Re-Election of Andrea Pfeifer	☐	☐	☐
6.e Re-Election of Detlev Riesner	☐	☐	☐
6.f Election of Tom Graney	☐	☐	☐

1 U P X +

02FY4D

Admission Card

If you choose to attend the AC Immune SA Annual General Meeting in person, please mark the appropriate box on the Proxy Card, and return it to Computershare in the enclosed postage pre-paid envelope, arriving no later than 12:00 PM Eastern Standard Time on 10 November 2016. In addition, present the admission card at the control offices prior to the meeting. If you hold several admission cards, please present all of them for validation at the meeting.

YOU MUST SEPARATE THIS ADMISSION CARD
BEFORE RETURNING THE PROXY CARD IN THE ENCLOSED ENVELOPE.

Dear Shareholder,

We would like to invite you to the Annual General Meeting of shareholders of AC Immune SA to be held at EPFL Innovation Park Building D, ground floor, Uranus Meeting room, 1015 Lausanne, Switzerland on 15 November 2016, 10:30 AM (local time). Various items are being proposed for approval at the meeting. The agenda and related information are included in the enclosed Invitation to the Annual General Meeting of shareholders of AC Immune SA.

Your vote is important. Please vote now by proxy so that your shares are represented at the meeting. You can vote your shares via Internet or by marking your choices on this proxy card and then signing, dating and mailing it in the enclosed return envelope. Using this method, you authorize the independent proxy, Bugnion Ballansat Ehrler, represented by Gérald Virieux, avocat, to vote your shares as you specify on the card.

Alternatively, you may attend the meeting and vote in person, or you may appoint a proxy of your choosing to vote at the meeting for you. If you choose to attend the meeting, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting. Please direct your written request to Computershare in the enclosed postage pre-paid envelope, arriving no later than 12:00 PM Eastern Standard Time on 10 November 2016.

Sincerely,

AC Immune SA

‚ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE ‚

Proxy — AC Immune SA	+